PE 2-28-02

02020460



FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934



For the month of February 2002

Pechiney
(Translation of Registrant's Name Into English)

7, Place du Chancelier Adenauer
75218 Paris Cedex 16
France
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes __ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________)

Enclosure:

A press release dated March 7, 2002, announcing Pechiney's multi-year energy supply agreement with Eskom of South Africa.



PADOCS01/143463.2



**Pechiney reaches an agreement for energy supply with Eskom of South Africa and paves the way for its first AP50 smelter project due to start production in 2005**

Paris, March 7, 2002: Aluminium Pechiney, a subsidiary of Pechiney of France, has reached an agreement with Eskom of South Africa in respect of a multi-year energy supply contract for the operation of an aluminium smelter in the Industrial Development Zone of Coega in the Eastern Cape province of South Africa (near Port Elizabeth).

This agreement is a very significant step in the process of establishing an aluminium smelter in Coega and opens the road for further discussions with Government, potential partners and local communities before a final go-ahead can be given to Aluminium Pechiney's 2005 Aluminium Smelter project. The smelter will use Aluminium Pechiney's latest AP50 technology and produce around 460,000 metric tonnes per year of primary aluminium.

*Pechiney is an international group that is listed on the Paris (PECH.PA) and New York (NYSE:PY) stock exchanges. Its two main sectors are aluminum and packaging. With a presence in 50 countries, Pechiney achieved sales of 11 billion euros in 2001 with 34,500 employees.*


**Investor Relations Contacts:**

| | |
|---|---|
| Charles L. Ranunkel | Tel: 33 1 56 28 25 07 |
| Catherine Paupelin | Tel: 33 1 56 28 25 08 |
| Jérôme Gaudry | Tel: 33 1 56 28 25 23 |
| | Fax 33 1 56 28 33 38 |

**PECHINEY**
7, place du Chancelier Adenauer
75116 Paris
e-mail: Pechiney-IR-eam@pechiney.com
Internet: http://www.pechiney.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Pechiney has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PECHINEY

Date: March 7, 2002

By: 

Name: Olivier Mallet
Title: Chief Financial Officer